DANIEL M. MILLER (604) 630-5199 FAX (604) 687-8504 miller.dan@dorsey.com

June 16, 2008

VIA EDGAR

Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549-7010 USA

Attention:              Mr. Karl Hiller:

Re:          Penn West Energy Trust
Form 40-F for Fiscal Year Ended December 31, 2007 (Filed March 28, 2008)
File No. 001-32895

Dear Mr. Hiller:

On behalf of our client, Penn West Energy Trust (the “Trust”), and pursuant to the Securities Exchange Act of 1934, as amended (the “Act”), and the rules and regulations thereunder, we enclose the Trust’s responses, as told to us by representatives of the Trust, to Staff’s letter of comments, dated June 5, 2008, with respect to the Trust’s Annual Report on Form 40-F for the fiscal year ended December 31, 2007.  The Trust’s responses are keyed to the headings and comment numbers contained in the Staff’s comment letter.

Form 40-F for the Fiscal Year Ended December 31, 2007

Tabular Disclosure of Contractual Obligations, page 7

1.     We note you disclose in footnote (3) that interest payments have not been included since future debt levels and rates are not known at this time.  Since you debt balance, which amounted to $1.9 billion at December 31, 2007, is significant, additional information about the interest provisions may be material to an understanding of your company’s cash requirements.  It may be helpful to quantify the interest amounts based on your current debt levels and interest rates or range of expected interest rates.

The Trust notes the Staff’s comment.

Exhibit 99.2 – Management’s Discussion and Analysis

General

2.     We note that your MD&A includes comparative discussions of three months ended December 31, 2007 versus 2006, and of years ended December 31, 2007

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versus 2006, although you include presentation of 2005 data without comparative year to year discussions.  Since you elected to present data for year 2005, it may be helpful to present and discuss your financial condition and results of operations for all three years on a consistent basis.

The Trust notes the Staff’s comment.

Exhibit 99.3 – Financial Statements

Notes to the Consolidated Financial Statements

Note 2 – Significant accounting policies, page 7

(f)            Enhance oil recovery, page 9

3.     We note you disclose that the value of proprietary injectants is not recognized as revenue until reproduced and sold to third parties, while the costs are expensed as incurred.  You also disclose that the cost of injectants purchased from third parties is included in property, plan and equipment.  Tell us the significance of your injectant activities, the difference between your proprietary and purchased injectants and the basis for the different accounting treatments.  Explain what you mean by reproduced, sufficiently to understand how this relates to proprietary but not purchased injectants.

The Trust advises the Staff that the Trust capitalizes purchased injectants, but does not capitalize proprietary injectants.  The Trust believes that this more conservative approach better reflects the economics of the Trust’s programs than the alternative approach of capitalizing all injectants.

In 2007, the Trust capitalized $43.2 million (2006 - $31.3 million) of hydrocarbons purchased from third parties, and injected into oil reservoirs with the objective of increasing the recovery of light oil.  The 2007 and 2006 capital expenditures primarily consisted of ethane purchased from third parties and injected into the Trust’s South Swan Hills Unit 1 miscible flood project.

At the same time as injection occurs, there is ongoing hydrocarbon production, a portion of which consists of previously injected hydrocarbons.  Part of this production is re-injected into the reservoir, usually on a cyclical program, and the balance is sold to third parties.

“Reproduced” refers to the hydrocarbons produced from reservoirs, a part of which consists of previously injected hydrocarbons. The “costs” refer to costs related to operating the miscible flood program, excluding capital expenditures.

Note 18 – Subsequent Events, page 22

4.     We note you disclose that in January 2008, you closed your acquisitions of Canetic and Vault for total acquisition costs of $3.6 billion and $158.7 million, respectively, funded in part through issuance of your trust units, which were calculated based on the volume weighted average trading price of the units around the acquisition announcement dates, discounted by five percent.  Tell us how discounting the trading price in valuing the acquisitions, as you suggest, would be consistent with the guidance in pargraphs 20 through 23 of SFAS 141 for U.S. GAAP purposes.

The Trust respectfully notes that paragraph 22 of SFAS 141 states that “the quoted market price of an equity security issued to effect a business combination generally should be used to estimate the fair value of an acquired entity after recognizing possible effects of price fluctuations, quantities traded, issues costs, and the like.”  This standard is consistent with the Canadian accounting standard under the Canadian Institute of Chartered Accountants Handbook section 1581, paragraph 25.

Using the above accounting standards, the Trust applied a five percent discount to the volume weighted average trading price of the Trust’s units around the acquisition announcement dates, which represents the estimated issue costs, comprised of underwriting fees and commissions, that would have been payable if an equity issue was completed to raise the cash required to close the acquisitions of Canetic and Vault.

As the above noted accounting standards are consistent under Canadian and U.S. GAAP, the Trust does not believe that a Canadian to U.S. GAAP difference exists on this accounting treatment.

Additional Comment

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

•      the company is responsible for the adequacy and accuracy of the disclosures in the filings;

•      Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•      the company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The requested statement has been supplementally provided to the Staff herewith.

Please contact the undersigned if you have any questions about the contents of this letter.

Yours truly,

/s/ Daniel M. Miller

Daniel M. Miller

DMM/dmm

Enclosure

cc:	Todd Takeyasu
Keith Luft
Penn West Energy Trust
Jeffrey Oke
Burnet, Duckworth & Palmer LLP